AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 22, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER SATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Subject Company (Issuer))

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

                                            245915103
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Investments Dividend and Income Fund, Inc.
2005 Market Street
Philadelphia, PA 19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________
Form or Registration No.: __________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /  / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     /  / going-private transaction subject to Rule 13e-3.

     /  / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

     /  / Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     /  / Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

2005 Market St.
Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.
ANNOUNCES SELF-TENDER OFFER FOR FIVE PERCENT OF ITS SHARES

PHILADELPHIA, May 22, 2014 — Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the “Fund”) announced today that its Board of Directors has authorized an issuer tender offer to purchase for cash up to 471,952 shares of its common stock, each of which has a par value of $0.01 per share, representing 5 percent of its issued and outstanding shares of common stock. The tender offer will commence on Monday, June 2, 2014, and will expire, unless extended, at 11:59 p.m., New York City time, on Friday, June 27, 2014. Subject to various terms and conditions described in offering materials to be distributed to shareholders:  (1) purchases will be made at a price per share equal to 98% of the Fund’s net asset value per share on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the offer amount on a pro-rated basis.

The shares of common stock of the Fund have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 866 296-6841.

The Fund is a diversified, closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective.  The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities.  Up to 35% of the Fund’s total assets may be invested in nonconvertible debt securities consisting primarily of high yield, high risk corporate bonds.

The Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.  There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted, and if necessary, a return of capital.

- more -

2005 Market St.
Philadelphia, PA 19103-7094

DELAWARE INVESTMENTS® DIVIDEND AND INCOME FUND, INC.  ANNOUNCES SELF-TENDER OFFER FOR FIVE PERCENT OF ITS SHARES / Page 2

Shareholders are advised to read the offer to purchase when it is available as it contains important information.  The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund’s annual report for the fiscal year ended November 30, 2013, will be available without cost at the Commission’s web site (www.sec.gov) or by calling the Fund at 800 523-1918.

About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a global asset management firm that offers a wide variety of equity and fixed income solutions for individual and institutional investors. Delaware Investments is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services. Visit delawareinvestments.com for more information.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit delawareinvestments.com or call 800 523-1918.

Investments in the Fund are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the "Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Fund, the repayment of capital from the Fund, or any particular rate of return.
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Media Contact	Media Contact
Marlene Petter or Amy Ponticello Delaware Investments 215 255-1427 / 215 255-1313	Paula Chirhart Macquarie Group 212 231-1310

© 2014 Delaware Management Holdings, Inc.